UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 09, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes             No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 75th ANNUAL
GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")
9 May 2019
NEWS RELEASE
RESULTS OF THE 75
th
ANNUAL GENERAL MEETING OF SHAREHOLDERS
AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Thursday, 9 May 2019 ("Annual General Meeting"), all the ordinary and special resolutions, as set out in the 2018 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2018, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.
The total number of shares voted in person or by proxy at the Annual General Meeting was 294,099,642 ordinary shares ("Shares") representing 71% of AngloGold Ashanti's issued Share capital as at
Friday, 26 April 2019, being the Voting Record Date.
The voting results were as follows:
1.
Ordinary resolution 1 - Re-election of a director
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Ms MDC Richter 88.83 11.17 293,328,635 70.83 0.19
2.
Ordinary resolution 2 - Election of directors
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
2.1
Mr KPM Dushnisky
99.97 0.03 293,324,756 70.83 0.19
2.2 Mr AM Ferguson 98.59 1.41 293,324,221 70.83 0.19
2.3 Mr JE Tilk 99.79 0.21 293,326,552 70.83 0.19

3.
Ordinary resolution 3 - Reappointment of Audit and Risk Committee members
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
3.1 Mr R Gasant 98.82 1.18 293,335,419 70.84 0.18
3.2 Mr RJ Ruston 99.90 0.10 293,330,696 70.83 0.19
3.3 Ms MDC Richter 99.89 0.11 293,330,815 70.83 0.19
3.4 Mr AM Ferguson 99.03 0.97 293,333,744 70.84 0.18
4.
Ordinary resolution 4 - Reappointment of Ernst & Young Inc. as auditors of the Company
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
85.65 14.35 293,330,010 70.83 0.19
5.
Ordinary resolution 5 - General authority to directors to allot and issue ordinary shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
96.80 3.2 292,483,212 70.63 0.39
6.
Ordinary resolution 6
Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report
Total Shares voted
Shares
abstained
For (%) Against (%) Number %
(1)
%
(1)
6.1 Remuneration Policy 98.31 1.69 292,456,131 70.62 0.40
6.2 Implementation Report 58.51 41.49 292,459,811 70.62 0.40
7.
Special resolution 1 - Remuneration of non-executive directors
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.56 1.44 293,286,067 70.82 0.20
8.
Special resolution 2 -
Shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.96 0.04 293,244,136 70.81 0.21

9.
Special resolution 3 - General authority to directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
96.96 3.04 292,444,080 70.62 0.40
10. Special resolution 4 - General authority to provide financial assistance in terms of
Sections 44 and 45 of the Companies Act
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.21 0.79 293,285,059 70.82 0.20
11. Ordinary resolution 7 - Directors' authority to implement special and ordinary resolutions
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.92 0.08 293,284,583 70.82 0.20
(1)
Expressed as a percentage of 414,105,746 AngloGold Ashanti Shares in issue as at Friday, 26 April 2019, being the Voting Record Date.
The board of directors of AngloGold Ashanti are committed to sound corporate governance and values the opinion of the Company's shareholders and will take cognisance of the outcome of the vote when considering the Company's implementation report. As the non-binding adversary endorsement approving the Conpany's implementation report has been voted against by shareholders exercising 25% or more of the voting rights exercised on this resolution, the Company extends an invitation to dissenting shareholders to engage with the
Company by forwarding their concerns/questions on the implementation report to Investor Relations in writing on email sbrockman@anglogoldashanti.com or Investors@anglogoldashanti.com by close of business on
Friday, 17 May 2019. In addition, proactive steps will be taken in the coming months to initiate a dialogue with investors in this regard.
ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman                     +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi                             +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              AngloGold Ashanti Limited

Date: May 09, 2019
By: /s/ M E SANZ PEREZ

Name:     M E Sanz Perez

Title:
EVP: Group Legal, Commercial & Governance